SUN POWER CORPORATION

Kelowna, BC                                                                                                                                                                                                          June 19, 2003

OTC BB Symbol: SNPW

NEWS RELEASE

Sun Power's Mexican Subsidiary Receives Investment Grade Rating for Proposed European Bond Issue

Sun Power Corporation's (OTC:BB:"SNPW"; Berlin Stock Exchange:"SJP") wholly owned subsidiary, Recursos Minerales Cardenal, S de R.L. de C.V. ("RCM") is in receipt of a valuation conducted by Secunda Effekten AG ("Secunda") of Munich, Germany in which Secunda has graded RCM's pending European bond issue as BBB investment grade. The European bond issue will not be offered to residents of the United States.

If successfully placed, the proceeds of the proposed US$10 million bond issue will be used by RCM to purchase all of the issued and outstanding shares of Minera Real de Cosala, S.A. de C.V., a Mexican corporation that owns legal and beneficial title to the La Verde copper-silver mine, located approximately 21 kilometers from the town of Cosala, in the state of Sinaloa, Mexico. The proceeds from the bond issue will also be used to expand and modernize the La Verde property which currently consists of three formerly producing silver/copper mines, a working mill and more than 5,000 hectares (5 miles by 3 miles) of mineral claims with excellent local access near deep-sea ports. Over the past decade the mine output and mill throughput have averaged in the order of 200 tonnes per day ("-tpd"). Approximately 2 million tonnes have been mined from the three past producers at an average grade of about 300 grams Silver, 1% Copper and minor gold credits.

The investment grade rating was in part based on an independent technical feasibility study prepared by Ms. Robyn Storer, MBA, B.Sc Hons. (Geology). Ms. Storer's analysis projects the expansion of the existing mining and processing to an initial rate of 450-tpd rising to 600-tpd in the second quarter following the restart of production. The proposed mining schedule is anticipated to average 210,000 tonnes per annum over the first 5 years of production. Ms. Storer has over 20 years experience in the mining and metals sector. She spent 5 years working as an exploration geologist with BP Minerals in Australia. After completing an MBA in Geneva, Switzerland, Robyn moved to London and worked for over ten years as an equity analyst with Credit Lyonnais, HSBC and Credit Suisse First Boston, where she assisted in selling Diamond Fields Resources to Canadian nickel company Inco for $C4.2 billion. For the past four years, Robyn has worked in New York and London for Barclays Capital covering the institutional debt markets for the mining, metals and steel industries. Ms. Storer's report concludes that "the proposed acquisition represents a viable commercial opportunity and should be pursued".

Sun Power, now doing business as Cardinal Minerals, has recently dedicated itself to the acquisition of revenue producing mining assets through the use of project financing. By mitigating raw material supply risk; process risk and market risk, the Company believes that it can fund the acquisition of targeted mining properties without reliance upon a corporate equity issue. To qualify as a targeted acquisition, a mining property must demonstrate: a minimum of three years historic operations with positive cash flow; low cost production as a defense against lows in the market cycles; potential for expandable mineral reserves and the ability to increase production and cash flow through modern mining techniques. The Company firmly believes that it's proposed acquisition of the silver-copper mine in Sinaloa, Mexico meets all of these criteria.

Legal Notice Regarding Forward-Looking Statements

This press release contains "forward-looking statements", including forward-looking statements as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements in this press release which are not purely historical are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this press release include statements regarding:

  the Company's anticipation that it will be able to locate and acquire mineral resource properties, including the mining Property in Sinaloa Mexico, that meet the criteria established by the Company;

  the Company's anticipation that the Mining Property located in Sinaloa, Mexico will meet the Company's eligibility criteria or, even if it does, that it should prove to be economically viable on a going forward basis;

  the Company's anticipation that it can successfully raise the capital necessary to acquire and upgrade the Sinaloa, Mexico, mine, or any other mine, with or without an equity offering.

It is important to note that the Company's actual outcomes may differ materially from those contained in the forward-looking statements contained in this press release. Although the Company believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations or intentions will prove to be accurate. Readers should refer to the risk disclosures outlined in the Company's quarterly report filed on May 15, 2003 on Form 10-QSB for the quarter ending March 31, 2003 and the Company's other periodic reports filed from time-to-time with the Securities and Exchange Commission.

FOR FURTHER INFORMATION:

Mr. Rolland Vetter, President, Ph. 604-871-9031

Mr. Andrew Schwab, Secretary, Ph. 250-764-8118

Email: laschwab@shaw.ca